Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FOURTH QUARTER AND FULL YEAR 2010 RESULTS

Santiago, Chile, February 28, 2011 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced on Friday its consolidated financial results for the fourth quarter 2010 and full year ended December 31, 2010.  Figures are stated in accordance with IFRS. US dollar figures (US$), except export figures, are based on the exchange rate effective December 31, 2010 (US$1.00 = Ch$468.01).

Highlights 4Q 2010

●	Total sales rose by 5.8%.
●	Bottled export sales in Chilean pesos increased 3.8%.
●	Bottled export shipments increased 8.2% to 5,349,000 cases.
●	Bottled domestic sales in Chile increased 14% by value and decreased 5.2% by volume.
●	Operating income increased 6.0%, operating margin was 11.2% compared to 11.2% in 4Q09.
●	Net income decreased 3.5% to Ch$9,851 million (US$21.0 million).
●	Ebitda increased 5.6% to Ch$15,345 million (US$32.8 million). Ebitda margin was 15.4%.
●	Earnings per share decreased 4.7% to Ch$13.19.
Highlights Full Year 2010

●	Total sales rose by 5.5%.
●	Bottled export sales in Chilean pesos increased 3.8%.
●	Bottled export shipments increased 8.3% to 20,514,000 cases.
●	Bottled domestic sales in Chile increased 10% by value and decreased 5.1% by volume.
●	Operating income decreased 1.2%. Operating margin was 12.3% in 2010 as compared to 13.1% in 2009.
●	Net income decreased 7.4% to Ch$41,919 million (US$89.6 million).
●	Ebitda decreased 1.4% to Ch$60,772 million (US$129.9 million). Ebitda margin decreased to 16.2% of Sales from 17.4% in 2009.
●	Earnings per share down by 8.6% to Ch$56.12.

Comments of the CEO

The company faced an extremely adverse scenario during 2010 which was marked by the following events: the earthquake that affected Chile on February 27 and which hit the wine industry especially; the strong appreciation of the peso against the rest of the currencies of our important export markets; a substantial rise in the cost of wine as result of a smaller harvest 2010 and losses due to the earthquake; and a still slow recovery in sales of the most expensive products in the principal markets. The excellent performance of our company should therefore be considered in the light of this scenario, e.g. sales were up 5.5% compared to the previous year, the most important brand, Casillero del Diablo, grew by 15%, operating income fell by just 1.2%, and we produced earnings for the year of Ch$41,919 million. This shows the commercial strength that the company has achieved and its great potential for future growth.

Fourth Quarter 2010 Results

Total Revenues

With a positive contribution from all business areas, Company revenues increased 5.8% in the fourth quarter totalling Ch$99,794 million (US$213.2 million), up from Ch$94,363 million (US$201.6 million) in 4Q2009.

Table 1 Total Revenues (in Ch$ millions)

			Change			Change
	4Q10	4Q09	(%)	2010	2009	(%)
Export sales(1)	68,604	66,505	3,2%	261,545	254,149	2,9%
Domestic sales–wine	16,264	14,331	13,5%	59,639	53,790	10,9%
Domestic sales–other products	6,856	5,535	23,9%	20,382	14,843	37,3%
Argentina exports(2)	3,772	3,625	4,0%	16,869	15,685	7,5%
Argentina domestic	2,563	2,519	1,8%	8,761	8,737	0,3%
Other revenues	1,735	1,848	-6,1%	6,822	7,215	-5,4%
TOTAL	99,794	94,363	5,8%	374,018	354,419	5,5%

Table 2 Sales of Bottled Wine

			Change			Change
	4Q10	4Q09	(%)	2010	2009	(%)
Sales (in Ch$ million)
Export sales(1)	68,555	66,085	3,7%	260,199	251,349	3,5%
Domestic sales–wine	16,245	14,251	14,0%	59,100	53,705	10,0%
Argentina exports(2)	3,772	3,625	4,0%	16,869	15,685	7,5%
Argentina domestic	2,464	2,519	-2,1%	8,663	8,737	-0,9%
Total Sales (in Ch$ million)	91,036	86,480	5,3%	344,831	329,477	4,7%

Volume (thousand liters)
Export sales	45,049	41,487	8,6%	170,927	158,175	8,1%
Domestic sales–wine	17,764	18,737	-5,2%	70,435	74,235	-5,1%
Argentina exports	3,091	3,019	2,4%	13,700	12,244	11,9%
Argentina domestic	2,106	2,214	-4,9%	7,768	8,313	-6,6%
Total Volume (thousand liters)	68,009	65,458	3,9%	262,829	252,968	3,9%

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics and Brazil).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries.

Export Revenues

Export sales rose 3.2% to Ch$72,376 million (including exports sales from Argentina) as compared to Ch$70,130 million in 4Q 2009. This increase was driven by higher volumes and prices in foreign currencies, partially compensated by the appreciation of the Chilean peso against all major export currencies, which in the quarter was a 7.5% against the US$ dollar, 14.9% against the Euro and 9.7% against the sterling pound.

Graph 1
Export Volume by Region (Including Exports from Argentina)
4th Quarter 2010

●	Bottled Wine Sales - Volume:

Export sales volume in the quarter grew 8.2% reaching 5,349,000 cases in the quarter.

In terms of volume growth by region, all of the export regions grew except the US and the Caribean, which showed a decrease in volumes of 8.6% and 1.9% respectively in the quarter. Export volumes to Europe as a whole grew by 13.4%, specially driven by the strong increase of sales in the quarter of our UK subsidiary of 21.1%. Exports to Canada & Asia increased by 14.6% and 15.5% respectively. South America grew by 8.3% mainly due to the increase in sales in the distribution subsidiary in Brazil which in the quarter increased its sales volume by 18.2%.

The strong performance in sales in our UK subsidiary was due to improving sales of Casillero del Diablo, Isla Negra Reserves, Viña Maipo & Palo Alto, as a result of securing new promotional activities in the Off Trade sector to recover lost sales in the first half of the year.

Domestic Sales, Chile

Bottled domestic wine sales increased 14.0% to Ch$16,245 million (US$34.7 million) in 4Q10, from Ch$16,007 million (US$30.5 million) in 4Q09, following a 5.2% decrease in volume and a 20.2% increase in the average price. Domestic market bottled wine sales by volume totaled 17.8 million liters in the quarter. Sales of bulk wine during the quarter totaled Ch$18.3 million.

The 5.2% drop in volume reflects a decrease in the generic category of 6.0%, and strong increases in the Varietal and Premium (and above) categories, of 15.8% and 24.0% en each of these categories respectively.

Company brands continue strengthening in the market. According to AC Nielsen’s figures, for the twelve month period ended December 2010, Concha y Toro’s market share by volume was 30.7% compared to 31.5% at the end of 2009.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$6,856 million (US$14.7 million), a 20.7% increase from the same quarter last year showing the growing business since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009.

Argentine Operations
Revenues from the Argentine operation increased 3.1% to Ch$6,335 million as a result of a 4.0% increase in exports and a 1.8% growth in domestic sales.

For the quarter, total Argentine exports of bottled wine, including shipments to the Company’s distribution subsidiaries abroad, totaled 343,440 cases, an increase of 2.4% over 4Q09. In US dollar terms, exports increased 10.0% to US$7.8 million, showing an increase of 7.4% in the average price in US$ terms.

On the domestic side, sales in Argentina by volume decreased 4.9% to 233.950 cases and revenues in US dollar terms increased 3.4% to US$5.1 million, showing an increase of 8.7% in the average price in US$ in the quarter as compared with the same period of 2009.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, decreased 6.1%, to Ch$1,735 million (Ch$3.7 million).

Cost of Sales

For the quarter, the total cost of sales rose 7.4% to Ch$65,613 million (US$140.2 million) from Ch$61,075 million (US$130.5 million) in 4Q09. The cost of sales as a percentage of total sales increased to 65.8% from 64.7%.

The gross margin decreased to 34.3% from 35.3%, mainly the effect of the appreciation of the Chilean peso in the quarter.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 1.1% to Ch$22,973 million (US$49.1 million) in 4Q10 compared to Ch$22,716 million (US$48.5 million) in 4Q09. As a percentage of sales, SG&A decreased to 23.0% from 24.1% in 4Q09.

Operating Income

Operating income increased 6.0% to Ch$11,208 million (US$23.9 million) in 4Q10 compared to Ch$10,572 million (US$22.6 million) in 4Q09. The operating margin as a percentage of sales was maintained in 11.2%.

Non-Operating Result

The non-operating result showed a gain of Ch$1.180 million (US$2.5 million) as compared to a gain of Ch$1.718 million (US$3.7 million) in 4Q2009. This difference is mainly explained by a reduction in the financial expenses due to the decrease of the average financial debt in the period, and the effect that the price level restatement has in the comparison with the 4th quarter 2009. In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 4Q10 was Ch$2,209 million (US$4.7 million).

Interest expenses decreased 37.0% to Ch$739 million (US$1.6 million), resulting from lower financial debt and lower interest rates for the period. As of December 31, 2010, total financial debt was Ch$80,691 million (US$172.4million), representing a decrease of Ch$18,972 million (US$39.2 million) as compared to the financial debt for December 2009.

Net Income and Earnings per Share (EPS)

Net income for the period decreased 3.5% to Ch$9,851 million (US$21.0 million) from Ch$10,207 million (US$21.8 million). Based on 747,005,982 weighted average shares, Concha y Toro’s earnings increased to Ch$13.19 per share from Ch$13.84 in the 4th quarter 2009.

Full Year 2010 Results

Total Revenues

Total revenues for 2010 increased 5.5% to Ch$374,018 million (US$799.2 million). This result was achieved by a growing result all the business in which the company participates, except the Other revenues that decreased a 5.4% in this year as compared to las one.

Export revenues
Export revenues (including sales from Argentina) increased 3.2% totaling Ch$278,414 million in 12M10 as compared to Ch$269,834 million in 12M09.

Exports of bottled wine increased 3.8%, reaching Ch$277,068 (US$592.0 million). This increase was driven by a 8.3% increase in volumes sold and a 4.2% drop in the average export price in Chilean pesos, motivated by the appreciation of the Chilean peso in the period.

The Chilean peso appreciated against the US dollar by 8.3%, 13.2% against the Euro and 9.8% against the Sterling Pound during the year.

For reference, exports sales expressed in US dollars amounted to US$543.9 million, representing a 12.5% increase as compared to US$483.4 million for 12M 2009.

●	Bottled Wine Sales – Volume:

For the twelve-month period, Company volumes increased 8.3%, with sales of 20,514,000 cases as compared to 18,935,500 cases in 12M09. In this period we highlight the growth achieved in South and Central America and the Caribbean, Asia and Canada.

Sales volumes in the UK rose 6.3%, favored by an increase in the third and fourth quarter volumes due to some promotional activities that last year were in the first and second quarter. Shipments to Asia grew 21.8% with strong volumes in Japan, China and South Korea. In South America, we experienced particularly big volumes in Brazil and Peru, and Central America was favored by the increase in volumes exported to Mexico.

Sales volume in Continental Europe increased 6.8%, reverting the difficult situation experienced in 2009.

Graph 2
Export Volume by Region (Including Exports from Argentina)
12-months 2010

Domestic Sales, Chile

Bottled domestic wine sales in Chile increased 10.0% in value to Ch$59,100 million (US$126.3 million) in 12M10, from Ch$53,705 million (US$114.8 million) in 12M09, following a 5.1% decrease in volume and a 16.0% increase in the average price. The volume of bottled wine sales on the domestic market totaled 70.4 million liters. Sales of bulk wine during this period totaled Ch$539.1 million.

Chile Domestic Sales-other products

Domestic sales of other products, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$20,382 million (US$43.6 million). The 37.3% increase in this category follows the increase in overall sales following the incorporation of the Diageo liquor portfolio since May 2009.

Argentine Operations
Revenues from our Argentine business increased 5.0% to Ch$25,630 million following a 7.5% increase in exports and an increase of 0.3% in domestic sales.

For the whole year 2010, Trivento’s exports of bottled wine totaled 1,522,200 cases with a 11.9% volume increase over 2009. Exports in US dollar terms increased 16% to US$32.9 million.

Domestic sales in the Argentine market totaled US$17.1 million and 863,100 cases, decreasing 0.9% in value and 6.6% in volume.

Other Revenues
Other revenues decreased 5.4% to Ch$6,822 million (US$14.6 million).

Cost of Sales

For the period, the total cost of sales rose 8.2% to Ch$241,776 million (US$516.6 million) from Ch$223,444 million (US$477,4 million) in 2009. Cost of sales as a percentage of total sales increased to 64.6% from 63.0% mainly as a result of a higher average direct cost as a proportion of sales, due to the effect of the Chilean peso appreciation.

The gross margin moved to 35.4% from 37.0%, as a direct result of the strong appreciation of the Chilean peso in the period.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 2.2% to Ch$86,220 million (US$184.2 million). As a percentage of revenues, SG&A decreased to 23.1% from 23.8% in 12M09.

Operating Income

Operating income decreased 1.2% to Ch$46,022 million (US$98.3 million) compared to the Ch$46,599 million (US$99.6 million) in 12M09. The operating margin decreased from 13.1% to 12.3% following the negative effect that the strong local currency against most of our export currencies, had in our revenues.

Non-Operating Results

The non-operating result showed a gain of Ch$5,619 million (US$12.0 million) as compared to a gain of Ch$8,279 million (US$17.7 million) in 12M09. This lower gain is the result of a decrease in the exchange difference gain in this period as compared to the previous year, and the effect of the positive price level restatement of 12M09. This was partially compensated by lower interest payments due to the reduction in our average financial debt.

For the twelve-month period ended in December 2010, interest expenses decreased to Ch$3,149 million (US$6.7 million) as compared to Ch$5,594 million (US$12.0 million) in the same period last year. As of December 31, 2010 total financial debt was Ch$80,691 million (US$172.4 million) as compared to Ch$99,663 million (US$213.0 million) as of December 31, 2009.

Net Income and Earnings per Share (EPS)
Net income for the period decreased 7.4% to Ch$41,919 million (US$89.6 million) from Ch$45,278 million (US$96,7 million). Concha y Toro’s EPS decreased to Ch$56.12 per share from Ch$61.39 in 12M2009.

Balance Sheet

Assets

As of December 31, 2010, the Company’s consolidated assets totaled Ch$584,916 million (US$1,250 million) and were Ch$8,142 million (US$17.4 million) higher than the figure reported a year earlier, mainly due to an increase in current assets, involving a higher level of Cash and Cash equivalents and Other Current Assets.

Liabilities

As of December 31, 2010 net financial debt stood at Ch$80,691 million (US$172.4 million) representing a year-on-year decrease of Ch$18,972 million (US$39,2 million). This is mainly explained by a decrease in short-term debt to banks and financial institutions.

As of December 31, the financial debt to equity ratio stood at 0.22:1.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Carmín de Peumo, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company sells wines through the subsidiaries Viña Cono Sur, Viña Maipo, Viña Palo Alto, Viña Maycas del Limarí, and Bodega Trivento in Argentina. The Company cultivates 8,445 hectares of vineyards in Chile and 1,068 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 2,935 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
In thousand Chilean pesos

	4Q2010	4Q2009	% Change	2010	2009	% Change
Net Sales	99.794.096	94.363.203	5,8%	374.018.545	354.418.905	5,5%
Cost of goods sold	(65.612.763)	(61.074.682)	7,4%	(241.775.864)	(223.443.943)	8,2%
Gross Profit	34.181.333	33.288.521	2,7%	132.242.681	130.974.962	1,0%
% sales	34,3%	35,3%		35,4%	37,0%

Administrative & distribution expenses	(22.973.027)	(22.716.325)	1,1%	(86.219.929)	(84.376.274)	2,2%
% sales	-23,0%	-24,1%		-23,1%	-23,8%

Operating Result (*)	11.208.306	10.572.196	6,0%	46.022.752	46.598.688	-1,2%
% sales	11,2%	11,2%		12,3%	13,1%

Other income (expenses), net	(122.696)	(67.906)	80,7%	(747.463)	(460.452)	62,3%
Financial Expenses	(738.565)	(1.172.549)	-37,0%	(3.149.276)	(5.594.142)	-43,7%
Financial Income	116.147	156.012	-25,6%	340.264	734.741	-53,7%
Share of profits of associates	(3.208)	3.171	-201,2%	984.406	811.500	21,3%
Exchange Rate differences	2.208.773	2.352.402	-6,1%	9.057.132	10.837.415	-16,4%
Results of indexed units	(280.489)	447.340	-162,7%	(866.507)	1.950.267	-144,4%
Income (loss), before taxes	12.388.268	12.290.666	0,8%	51.641.308	54.878.017	-5,9%
Income tax	(2.537.232)	(2.083.056)	21,8%	(9.722.728)	(9.599.971)	1,3%
Net profit for the period	9.851.036	10.207.610	-3,5%	41.918.580	45.278.046	-7,4%

Net profit attributable to:
Parent Company Shareholders	9.851.032	10.207.611	-3,5%	41.918.574	45.278.038	-7,4%
Minority Interest	4	(1)		6	8	-25,0%
Earnings per share (Ch$)	13,19	13,84	-4,7%	56,12	61,39	-8,6%

Weighted av. number of shares	747.005.982	737.527.146	1,3%	747.005.982	737.527.146	1,3%

Depreciation	3.918.710	3.772.765	3,9%	13.929.065	14.302.724	-2,6%
Amortization	218.404	190.022	14,9%	820.557	753.847	8,8%

EBITDA	15.345.420	14.534.983	5,6%	60.772.374	61.655.259	-1,4%
% Sales	15,4%	15,4%		16,2%	17,4%

(*) The Operating Result of this chart includes the following lines of the Financial Statement oficially filed:

- Income for Ordinary Activities

- Cost Of Sales

- Distribution Expenses

- Administration Expenses

Viña Concha y Toro S.A.
Consolidated Balance Sheet
In thousand Chilean pesos

	As of	As of
	Dec 31, 2010	Dec 31, 2009
Assets

Cash and cash equivalents	16.757.549	6.997.300
Inventories	107.233.780	118.196.897
Accounts receivable	108.967.829	103.202.048
Biological current assets	10.944.784	10.368.684
Other current assets	30.191.408	27.264.057
Total current assets	274.095.350	266.028.986

Property, plant & equipment, net	225.070.491	229.469.990
Biological fixed assets	53.672.218	52.529.942
Other fixed assets	8.863.353	8.379.752
Other assets non current	23.214.302	20.364.979
Total non current assets	310.820.364	310.744.663
Total assets	584.915.714	576.773.649

Liabilities
Loans and other liabilities	30.732.214	36.891.049
Other current liabilities	102.187.459	103.652.540
Total current liabilities	132.919.673	140.543.589

Loans and other liabilities	49.959.254	62.772.393
Other non current liabilities	31.361.359	30.485.511
Total non current liabilities	81.320.613	93.257.904

Total Liabilities	214.240.286	233.801.493

Equity
Paid-in-capital	84.178.790	78.959.807
Retained earnings	279.004.115	254.073.884
Other reserves	7.492.522	9.938.464
Net equity attributable to parent comp. shareholders	370.675.427	342.972.155
Minority Interest	1	1
Total Equity	370.675.428	342.972.156
Total Equity and Liabilities	584.915.714	576.773.649